EXHIBIT 99.2

Announcements
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
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Update—Routine announcements in the period to June 9, 2022*
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* Excludes Transaction in Own Shares announcements

May 31, 2022

Ferguson plc (“Company”)

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (“PDMRs”) IN ORDINARY SHARES OF 10p EACH IN THE COMPANY (“Shares”)

The attached notifications, which have been made in accordance with the requirements of the EU Market Abuse Regulation (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018), provide further detail.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kevin Murphy
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	The exercise of share options granted in April 2021 under the Ferguson Group Employee Share Purchase Plan 2019
c)	Price(s) and volume(s)	Price(s) $106.83	Volume(s) 75
USD – United States Dollar
d)	Aggregated information –Aggregated volume –Price	Not applicable $8,012.25
e)	Date of the transaction	2022-05-27; UTC time
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Brundage
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	The exercise of share options granted in April 2021 under the Ferguson Group Employee Share Purchase Plan 2019
c)	Price(s) and volume(s)	Price(s) $106.83	Volume(s) 75
USD – United States Dollar
d)	Aggregated information –Aggregated volume –Price	Not applicable $8,012.25
e)	Date of the transaction	2022-05-27; UTC time
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ian Graham
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	The exercise of share options granted in April 2021 under the Ferguson Group Employee Share Purchase Plan 2019
c)	Price(s) and volume(s)	Price(s) $106.83	Volume(s) 75
USD – United States Dollar
d)	Aggregated information –Aggregated volume –Price	Not applicable $8,012.25
e)	Date of the transaction	2022-05-27; UTC time
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Jacobs
2	Reason for the notification
a)	Position/status	Senior Vice President
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	The exercise of share options granted in April 2021 under the Ferguson Group Employee Share Purchase Plan 2019
c)	Price(s) and volume(s)	Price(s) $106.83	Volume(s) 75
USD – United States Dollar
d)	Aggregated information –Aggregated volume –Price	Not applicable $8,012.25
e)	Date of the transaction	2022-05-27; UTC time
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Thees
2	Reason for the notification
a)	Position/status	Senior Vice President
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	The exercise of share options granted in April 2021 under the Ferguson Group Employee Share Purchase Plan 2019
c)	Price(s) and volume(s)	Price(s) $106.83	Volume(s) 75
USD – United States Dollar
d)	Aggregated information –Aggregated volume –Price	Not applicable $8,012.25
e)	Date of the transaction	2022-05-27; UTC time
f)	Place of the transaction	New York Stock Exchange

Enquiries:

Graham Middlemiss, Group Company Secretary
Tel: +44 (0) 118 927 3800

May 31, 2022

        June 1, 2022

FERGUSON PLC
(THE "COMPANY")

NOTIFICATION OF TOTAL VOTING RIGHTS AND CAPITAL IN THE COMPANY

In accordance with DTR 5.6.1, the Company hereby notifies the following:

The Company’s issued share capital as at May 31, 2022 consisted of 232,171,182 ordinary shares of 10 pence each (“Ordinary Shares”), of which 17,879,291 Ordinary Shares were held in treasury as at the date of this disclosure. The voting rights of treasury shares are automatically suspended.

Therefore, the total voting rights in the Company is 214,291,891. This figure may be used by shareholders as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules and the Company’s Articles of Association.

Enquiries:

Graham Middlemiss, Group Company Secretary
(0118 927 3800)

June 1, 2022